15049685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC

SEC FILE NUMBER
8-50854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1699 Woodfield Road, Suite 565
(No. and Street)

Schaumburg (City) IL (State) 60173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

NBC Tower - Suite 1500
455 N. Cityfront Plaza Dr. (Address) Chicago (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joshua Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Wealth Management LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
J C HANES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/09/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE WEALTH MANAGEMENT LLC

YEAR ENDED DECEMBER 31, 2014

CONTENTS

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of independent registered public accounting firm

Member
Arete Wealth Management LLC
Schaumburg, Illinois

We have audited the accompanying financial statements of Arete Wealth Management LLC (the Company) (an Illinois partnership), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Arete Wealth Management LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, the computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to the possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, and the computation of net capital under CFTC Regulation 1.17 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2015

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014	
ASSETS	
Cash and cash equivalents	$ 167,111
Commissions receivable	194,084
Prepaid expenses	50,099
Deposits	50,000
Total assets	$ 461,294
LIABILITY AND MEMBER'S EQUITY	
Liability:	
Commissions payable	$ 176,254
Member's equity	285,040
Total liability and member's equity	$ 461,294

See notes to financial statements.

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2014	
Revenues:	
Commission income	$ 7,307,567
Conference fees	142,760
Wholesale consulting income	1,035,438
Managing broker dealer income	372,675
Seminar income	39,100
Interest income	129
Other income	260,065
Total revenues	9,157,734
Expenses:	
Commission expense and clearing costs	6,805,293
Expense sharing	150,000
Professional fees	18,105
Registration fees	93,301
Managing broker dealer expense	186,697
Other	13,237
Total expenses	7,266,633
Net income	1,891,101
Member's equity, beginning of year	258,939
Member's distributions	(1,865,000)
Member's equity, end of year	$ 285,040

See notes to financial statements.

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2014	
Operating activities:	
Net income	$ 1,891,101
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in operating assets and liability:	
Commissions receivable	(4,945)
Prepaid expenses	(11,643)
Commissions payable	(64,632)
Cash provided by operating activities	1,809,881
Financing activity:	
Member's distributions	(1,865,000)
Cash used in financing activity	(1,865,000)
Decrease in cash and cash equivalents	(55,119)
Cash and cash equivalents, beginning of year	222,230
Cash and cash equivalents, end of year	$ 167,111

See notes to financial statements.

1. Organization and summary of significant accounting policies

Organization:

Arete Wealth Management LLC (the Company) is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, an Illinois limited liability corporation, was organized and began operations on January 20, 1998. The Company is headquartered in Schaumburg, Illinois.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

Concentration of risk:

The Company maintains it cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2014, the Company's cash accounts did not exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

1. Organization and summary of significant accounting policies (continued)

Commissions receivable:

Commissions receivable represents the net amount relating to commissions/trading income less clearing costs from the clearing organization. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

Income taxes:

The Company is a limited liability company and is taxed as a partnership under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income tax on its income. Instead, the member of the Company is liable for federal and state income taxes on its taxable income, if any.

The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years ended prior to December 31, 2011.

2. Clearing agreement

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables, are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

On December 4, 2014, the Company entered into a clearing agreement. The initial term of this agreement is three years. The agreement has a termination clause requiring payment of a lump-sum figure representing the monthly clearing and execution fees for the remainder of the initial term.

3. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. At December 31, 2014, the Company had regulatory net capital of $234,941, which was $223,191 in excess of its required net capital of $11,750. At December 31, 2014, the Company's net capital ratio was .75 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

Additionally, the Company is a member of the National Futures Association (NFA), which requires the maintenance of adjusted net capital equal to or in excess of the greatest of the following minimum net capital requirements:

i. $45,000
ii. $6,000 per office operated
iii. $3,000 for each associated person sponsored
iv. Amount of net capital required by Rule 15c3-1 of the Securities and Exchange Commission

At December 31, 2014, the Company's adjusted net capital was $234,941, which was $189,941 in excess of its required net capital of $45,000.

4. Commitments

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations.

5. Related party transactions

The Company is a wholly-owned subsidiary of Old Growth Capital, LLC, a Delaware holding company specializing in financial service company management. Per the terms of an expense sharing agreement, the parent company pays general expenses related to office space, salaries and insurance and allocates a portion of those expenses to the Company. Expense sharing fees paid to the parent organization were $150,000 for the year ended December 31, 2014.

6. Investment in limited liability company

The Company is a Class E member of another limited liability company (the LLC) with a .25% liquidation interest. The Company does not hold any common stock, does not have voting rights and is not entitled to any distributions of the LLC's net cash flows. The LLC has the right, but not the obligation, to redeem the Class E units. Management expects to dispose of its ownership in the LLC during 2015 for no consideration, which is equal to its cost basis and fair value.

7. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2014, the financial statement date, through February 26, 2015, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

ARETE WEALTH MANAGEMENT LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2014		
Computation of net capital:		
Total member's equity from statement of financial condition	$	285,040
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		(50,099)
Net capital	$	234,941
Computation of net capital requirement:		
Minimum net capital required (6-2/3% of $176,254)	$	11,750
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	223,191
Computation of aggregate indebtedness:		
Commissions payable	$	176,254
Percentage of aggregate indebtedness to net capital		75.02%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2014 unaudited FOCUS Part II Report.

ARETE WEALTH MANAGEMENT LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2014

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

ARETE WEALTH MANAGEMENT LLC

COMPUTATION OF NET CAPITAL UNDER CFTC REGULATION 1.17

December 31, 2014		
Computation of adjusted net capital:		
Total member's equity from statement of financial condition	$	285,040
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		(50,099)
Net capital before charges against capital		234,941
Charges against capital:		
Adjusted net capital	$	234,941
Computation of net capital requirement (greatest of criteria below):		
Minimum dollar net capital requirement of introducing broker	$	45,000
Minimum net capital required ($6,000 per office operated)	$	12,000
Minimum net capital required ($3,000 per AP sponsored)	$	9,000
Net capital required per rule 15c3-1	$	11,750
Net capital requirement	$	45,000
Excess net capital	$	189,941

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2014 unaudited FOCUS Part II Report.

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of independent registered public accounting firm

Member
Arete Wealth Management LLC
Schaumburg, Illinois

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to the possession and control requirements under rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Arete Wealth Management LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2015

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Member
Arete Wealth Management LLC
Schaumburg, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Arete Wealth Management LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [internally prepared financial statements] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2015